Exhibit 99.4

China Real Estate Information Corporation

Notice to China Real Estate Information Corporation

American Depositary Share Holders of

Extraordinary General Meeting of Shareholders of

China Real Estate Information Corporation

Time Sensitive Materials from China Real Estate Information Corporation

ADSs:	American Depositary Shares.

ADS CUSIP No.:	16948Q103

ADS Record Date:	Close of business on March 21, 2012 (New York City).

Meeting Specifics:

Extraordinary General Meeting of Shareholders of China Real Estate Information Corporation (the “Company”), an exempted company with limited liability organized under the laws of the Cayman Islands, on April 19, 2012 at 10:30 a.m., local time, at Room 505, 5/F, Wenwu Building, No. 383 Guangyan Road, Shanghai 200072, People’s Republic of China.

Meeting Agenda:

Please see exhibit 99.2 to the Form 6-K furnished by the Company to the Securities and Exchange Commission (“SEC”) on March 22, 2012 on the SEC website at www.sec.gov for the proxy statement of the Company (the “Proxy Statement”).  A physical copy of the proxy statement of the Company can be mailed to you without charge by contacting:

Michelle Yuan

Director, Investor Relations

China Real Estate Information Corporation

No. 383 Guangyan Road

Shanghai 200072

People’s Republic of China

Phone: +86 (21) 6086-7369

E-mail: michelleyuan@cric.com

Deposited Securities:	Ordinary shares, par value $0.0002 per share, of the Company (the “Shares”).

ADS Ratio:	One ordinary share to one ADS.

Depositary:	JPMorgan Chase Bank, N.A.

Deposit Agreement:	Deposit Agreement, dated October 15, 2009 (the “Deposit Agreement”), by and among the Company, the Depositary and all holders and beneficial owners ADSs issued thereunder.

Extraordinary General Meeting of Shareholders

We have announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time, and location identified above.* A copy of our Proxy Statement which includes the agenda for the Meeting may be obtained on the SEC website or upon request of us as set forth above.

We have advised the Depositary that under Cayman Islands law and the Company’s Amended and Restated Memorandum and Articles of Association, voting at any meeting of shareholders of the Company is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the board of directors of the Company or by any one or more shareholders present in person or by proxy who together hold not less than 10% of the paid up voting share capital of the Company. We have informed the Depositary that voting at the Meeting will be by poll.

As an ADS holder, if you own ADSs as of the ADS Record Date, we strongly urge you to instruct the Depositary how to vote the Shares underlying your ADSs. However, you cannot vote at the Meeting directly. Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions Card so that it is received by the Depositary no later than the deadline set by the Depositary (which we understand has been set at 10:30 a.m. New York City time on April 16, 2012). Alternatively, you may vote at the Meeting if you cancel your ADSs and become a registered holder of Shares by the close of business on April 5, 2012 (New York City time). Neither the Depositary nor the Custodian shall exercise any discretion as to voting.

You are advised that, pursuant to Cayman Islands law, registered holders of the Company’s ordinary shares are entitled to dissent and to appraisal rights in respect of the merger and that, under Cayman Islands law, in order to exercise his or her appraisal rights, a registered holder of the Company’s ordinary shares must provide written notice to the Company of his or her objection to the merger prior to the time of the vote to approve the merger at the Meeting and within twenty (20) days of the date any approval notice of the merger is given by the Company, serve a notice of dissent demanding payment of the fair value of his or her ordinary shares of the Company. As a holder of ADSs, you will not be able to exercise such appraisal rights. The Depositary will not exercise such appraisal rights on your behalf. Should you, as a holder of ADSs, wish to exercise such appraisal rights, you will need to surrender your ADSs to the Depositary, pay the Depositary’s fees required for such surrender and provide instructions for the registration of the corresponding ordinary shares of the Company before 10:30 a.m. on March 29, 2012 (New York City time), and become a holder of the Company’s ordinary shares by the close of business on April 5, 2012 (New York City time). Please allow sufficient time for cancellation of your ADSs and registration of the corresponding Company ordinary shares in your name. If you do not become a registered holder of the corresponding ordinary shares of the Company by the close of business on April 5, 2012 (New York City time), you will not be able to exercise such appraisal rights. Please see “Special Factors—Appraisal Rights” on page 75 of the Proxy Statement for more information.

Termination of ADS Facility

Notice is hereby given that, conditional upon the merger (as described in the Proxy Statement, the “merger”) becoming effective and as a result of the merger, the Deposit Agreement will be terminated on the same day the merger becomes effective.

If the merger is completed, then as of the date the merger becomes effective each ADS will represent only the right to receive, upon surrender of the ADR evidencing the ADS to the Depositary, (1) cash in the amount of

$1.75, without interest (less a 5¢ per ADS cancellation fee payable by holders of ADSs pursuant to the Deposit Agreement), and (2) 0.6 American depositary share of E-House (China) Holdings Limited.

We have asked JPMorgan Chase Bank, N.A. to forward this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and, as such, JPMorgan Chase Bank, N.A. disclaims any responsibility with respect to the accuracy or completeness of such information. JPMorgan Chase Bank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of holders of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the American Depositary Receipts evidencing the ADSs. The Deposit Agreement was previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, which was filed with the SEC on December 28, 2009 and can be accessed free of charge from the SEC’s website at www.sec.gov.